LIFESTYLE CHOICE MEALS, INC.
                             112 North Curry Street
                            Carson City, Nevada 89703


October 2, 2008


Carmen Moncada-Terry
Attorney-Advisor
450 Fifth Street, N.W.
Washington, D.C. 20549

                                    Re: LIFESTYLE CHOICE MEALS, INC.
                                    Registration Statement on Form S-1
                                    File No. 333-150586
                                    Filed on May 1, 2008

Dear Ms. Moncada-Terry:

Thank you for your time and comments, which are assisting our company with this S-1 filing. We have endeavored to amend our filing according to your comments. Thanks again for your help.

GENERAL

1. We have updated the financial statements as required by Rule 8-02 of Regulation S-X. We have also provided an updated accountant's consent.



2. We moved the Management's Discussion and Analysis section and other ensuing sections through the Related Party Transaction section and placed them before the financial statements.

COVER PAGE

3. Referring to Item 415 (a)(4) of the Securities Act of 1933, we have revised the registration statement and deleted the sentence "The shares sold by the Company may be occasionally sold in one or more transactions, either at an offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale."



4. We have amended the Plan of Distribution to indicate that we plan to contact a market maker immediately following the completion of the offering and apply to have the shares of common stock quoted on the OTCBB.



5. Referring to Rule 3a4-1 of the Exchange Act of 1934, we have explained why Andrea Worsley is not required to register as a broker-dealer.

DIRECTORS AND EXECUTIVE OFFICERS, PAGE 41 (NOW PAGE 22)

6. We have revised this section. Among other things, we have identified by name Ms. Worsley's prior employers and current employers.

RECENT SALES OF UNREGISTERED SECURITIES

7. We have explained that the offer and sale of common stock was made to the President of the issuer pursuant to the exemption from registration afforded by Rule 903(b)(3) of Regulation S, promulgated pursuant to the Securities Act of 1933, as amended. The Company sold the securities to the President on the basis that the securities were sold outside the US, to a non-US person, with no directed selling efforts in the US and offering restrictions were implemented.

EXHIBIT 5.1

8. A new opinion of counsel has been obtained and included as Exhibit 5.1



Yours truly;



/s/ A. WORSLEY
__________________
    Andrea Worsley
    President